Amendment to Calvert Funds Rule 18f-3 Multiple Class Plan
Under the Investment Company Act of 1940 Dated December 11, 2013

Amendment to Section 4:

Delete all references to the 2 percent fee on redemptions and exchanges.

Amendment to Exhibit 1:

Change “Calvert Tax-Free Reserves” to “Calvert Management Series”

Exhibit II Calvert Tax-Free Reserves is restated as follows:

Calvert Management Series

	Maximum Class A Front-End Sales Charge	Maximum Class A 12b-1 Fee	Maximum Class C 12b-1 Fee
Calvert Tax-Free Bond Fund	3.75%	0.35%	N/A
Calvert Unconstrained Bond Fund	3.75%	0.50%	1.00%

CDSC. Sales of shares of the Fund (Class A shares for Calvert Unconstrained Bond Fund) in accounts of $1 million or more at net asset value where a finder’s fee has been paid are subject to a 0.80% CDSC if the shares are redeemed within one year of purchase.

Effective Date: September 30, 2014